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January 26, 2007



Mr. Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

RE:      F5 NETWORKS, INC.
         FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005 (THE "FORM 10-K/A")
         FILED DECEMBER 12, 2006
         FILE NO. 000-26041

Dear Mr. Kronforst,

      This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated January 8, 2007 with respect to the above referenced filings. For ease of reference, the Staff comment is set forth below in italics and our response thereto immediately thereafter. For the purposes of this response, the Form 10-K/A and the Form 10-Q/A's for the quarters ended December 31, 2005 and March 31, 2006 will collectively be referred to as the "Amended Reports."

FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

      1. WE NOTE THAT YOU HAVE AMENDED YOUR FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005 AND THE FORM 10-Q'S FOR THE QUARTERS ENDED DECEMBER 31, 2005 AND MARCH 31, 2006. PLEASE EXPLAIN TO US HOW YOU CONCLUDED THAT THESE WERE THE ONLY REPORTS THAT SHOULD BE AMENDED AS A RESULT OF THE ERRORS IDENTIFIED IN YOUR STOCK OPTION ACCOUNTING IN THE YEARS 1999 THROUGH 2006. DESCRIBE YOUR ASSESSMENT OR EVALUATION OF WHETHER PRIOR YEAR FORM 10-K AND FORM 10-Q FILINGS SHOULD BE AMENDED TO REFLECT THE RESTATEMENTS.


Response:


      On January 16, 2007, the Chief Accountant of the Division of Corporation Finance provided guidance in response to "Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" (hereinafter "Guidance"). In the Guidance, Carol A. Stacey noted that "[t]he staff of the Division of Corporation Finance will not raise further comment regarding your company's need to amend prior

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Exchange Act filings to restate financial statements and related MD&A if your company amends its most recent Form 10-K and includes in that amendment the comprehensive disclosure outlined" in the Guidance.

      In preparing our response to the Staff's comments above, we have reviewed the Guidance and the recommended disclosures. As noted below, we have included in the Company's Amended Reports, as applicable, the following disclosures (unless otherwise provided, page numbers listed below refer to pages in the Form 10-K/A):

      o An explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment.

            Response: See page 2 of the Form 10-K/A.

      o Selected Financial Data for the most recent five years as required by Item 301 of Regulation S-K, restated as necessary with columns labeled "restated."

            Response: Restated consolidated statement of operations data and restated consolidated balance sheet data for the fiscal years ended September 30, 2005, 2004, 2003, 2002, and 2001 is set forth in Item 6, "Selected Financial Data," of the Form 10-K/A (beginning on page
            18). Item 6 also includes unaudited information regarding the stock-based compensation expense adjustments in the restated financial statements for fiscal years 1999 through 2002.

      o MD&A as required by Item 303 of Regulation S-K, based on the restated annual and quarterly financial information, explaining the Company's operating results, trends, and liquidity during each interim and annual period presented.

            Response: The MD&A in each of the Amended Reports is based on the Company's restated consolidated financial statements and includes extensive disclosures regarding the review of our historical stock option practices and the restatements. The MD&A section in the Form 10-K/A provides a schedule of the adjustments made to the Company's stock-based compensation expense in each category identified in the review for each of the fiscal years ended September 30, 2005, 2004, 2003 and 1999 through 2002, cumulatively (at page 22). The MD&A in the Form 10-Q/A for the quarter ended December 31, 2005 (the "December 2005 Form 10-Q/A") provides the Company's operating results, trends and liquidity for the three months ended December 31, 2005 and 2004, while the MD&A in the Form 10-Q/A for the quarter ended March 31, 2006 (the "March 2006 Form 10-Q/A") includes a similar discussion for the three and six month periods ended March 31, 2006 and 2005. It should also be noted that the MD&A in the Company's Form 10-Q for the quarter ended June 30, 2006 (the "June 2006 Form 10-Q) provides the Company's operating results, trends and liquidity for the three and nine months ended June 30, 2006 and 2005 (as restated).

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      o     Audited annual financial statements for the most recent three years, restated as necessary and with columns labeled "restated."

            Response: See Item 8, "Financial Statements and Supplementary Data," in the Form 10-K/A (beginning on page 39).

      o For the interim period information for the most recent two fiscal years that are restated, the information presented for the balance sheets and the statements of income are at a level of detail consistent with Regulation S-X, Article 10-01 (a)(2) and (3), and appropriate portions of 10-01(b) and the columns have been labeled "restated."

            Response: In the Form 10-K/A, pursuant to Item 302 of Regulation S-K, we have included a table presenting the Company's selected unaudited quarterly results of operations restated for the eight quarters ended September 30, 2005 (see Note 13, "Quarterly Results of Operations," to the Consolidated Financial Statements beginning on page 76.) In addition, as noted above, the December 2005 Form 10-Q/A includes: restated consolidated balance sheets as of December 31, 2005 and September 30, 2005: restated consolidated income statements and statements of cash flows for the three months ended December 31, 2005 and 2004; and tables setting set forth the effects of the restatement on certain line items within the Company's consolidated statements of operations for the three months ended December 31, 2004, and the consolidated balance sheets as of December 31, 2005 and September 30, 2005.

            The March 2006 Form 10-Q/A includes: restated consolidated balance sheets as of March 31, 2006 and September 30, 2005; restated consolidated income statements for the three and six months ended March 31, 2006 and 2005; restated consolidated statements of cash flows for the six months ended March 31, 2006 and 2005; and tables setting forth the effects of the restatement on certain line items within the Company's consolidated statements of operations for the three and six months ended March 31, 2005, and the consolidated balance sheets as of March 31, 2006 and September 30, 2005.

            Similarly, the June 2006 Form 10-Q includes: consolidated balance sheets as of June 30, 2006 and September 30, 2005 (as restated); consolidated income statements for the three and nine months ended June 30, 2006 and 2005 (as restated); consolidated statements of cash flows for the nine months ended June 30, 2006 and 2005 (as restated); and tables setting forth the effects of the restatement on certain line items within the Company's consolidated statements of operations for the three and nine months ended June 30, 2005, and the consolidated balance sheet as of September 30, 2005.

      o Footnote disclosure reconciling previously filed annual and quarterly financial information to the restated financial information, on a line-by-line basis, are presented, including each material type of error which is presented separately,



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            within and for the periods presented in the financial statements
            (audited), in selected financial data, and in the interim period information.

            Response: In the Form 10-K/A, these disclosures are set forth in
            Item 6, "Selected Financial Data," (beginning on page 18); and Note 2, "Restatement of Consolidated Financial Statements" (page 54), and
            Note 13, "Quarterly Results of Operations" (page 76), to the Consolidated Financial Statements. In the Form 10-Q/As, these disclosures are set forth in Note 1, "Summary of Significant Accounting Policies" (page 8 of the December 2005 Form 10-Q/A and page 8 of the March 2006 Form 10-Q/A) and Note 2, "Restatement of Previously Issued Financial Statements" (page 11 of the December 2005 Form 10-Q/A and page 11 of the March 2006 Form 10-Q/A) to the Consolidated Financial Statements.

      o Disclosure referenced in the Chief Accountant's September 19, 2006 letter as applicable to the Company's restatement.

            Response: The Amended Reports include extensive disclosures regarding the review of our historical stock option practices and restatements. We concluded there were grants where the Company (i) used improper measurement dates in connection with certain annual stock option grants to employees because the number of shares certain individual employees were entitled to receive was not determined until after the original grant date, (ii) granted options to certain new employees and board members prior to their start dates, (iii) did not maintain adequate documentation or obtain the necessary approvals for stock options issued to certain individuals,
            (iv) did not properly account for stock option grants issued to a consultant who later became an employee, and (v) did not properly account for stock options of certain individuals that were modified after the grant date. We discussed the circumstances which gave rise to errors in each category, and the stock-based compensation expense and tax related adjustments attributable to each category (see pages 21 through 22 of the Form 10-K/A).

            Our restated pro forma compensation expense disclosures required under FASB Statement No. 123 ("FASB 123") are set forth in Note 1, "Summary of Significant Accounting Policies" (at page 52), and Note 2, "Restatement of Consolidated Financial Statements" (at page 61), to the Consolidated Financial Statements.

      o Audited financial statement footnote disclosure of the nature and amount of each material type of error is separately included in the cumulative adjustment to opening retained earnings.

            Response: A table presenting the cumulative impact of the stock-based compensation adjustments and the related tax effect on the Company's retained earnings balance as of October 1, 2002 is set forth on page 56 of the Form 10-K/A.



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      o     Audited financial statement footnote disclosure of the restated
            stock compensation costs is presented under FASB Statement No. 123R, Accounting for Share-Based Payment.

            Response: The Company adopted FASB Statement No. 123R ("FASB 123R") on July 1, 2005, the beginning of the Company's fourth quarter of fiscal year 2005. Prior to July 1, 2005, the Company accounted for share-based payments under APB Opinion No. 25. The Company adopted FASB 123R using the modified-prospective-transition method, as described on page 50 of the Form 10-K/A. A table providing the effect of the Company's net income (loss) for the years ended September 30, 2005, 2004 and 2003 as if the compensation expense had been determined under the fair value method under FASB Statement No. 123 is set forth in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements on page 52 of the Form 10-K/A.

      o     Revisions to previous disclosures under Item 9A.

            Response: Although there is no requirement for management to revise its original conclusions regarding the effectiveness of internal control over financial reporting, we included extensive disclosures regarding the material weakness in our internal control over financial reporting as of September 30, 2005, which was identified by management as a result of the review of the Company's historical stock option practices and the restatements. These disclosures included a review of the steps taken by management in remediating the material weakness and the basis for management's conclusion that this material weakness had been remediated as of September 30, 2006.

SUMMARY

      We believe that the restatements of financial statements, financial data and related disclosures set forth in the Amended Reports provide the required disclosures of the adjustments to stock-based compensation and other adjustments resulting from the review of our historical stock option practices and the restatement. These additional disclosures include the relevant and material information to enable investors to understand and evaluate the impact of these adjustments on our current and historical financial condition and performance.

      We believe the following observations in the illustrative letter set forth in the Guidance are equally applicable to F5 Networks: that "the restatement for errors in accounting for grants of stock options will affect a significant number of years"; and that "the company would be unduly burdened by amending all previously filed reports and that the filing of those numerous amendments could adversely impact the ability of a reader of...financial statements to easily and fully understand the impact of the restatement." For these reasons, we believe that the Amended Reports are the only Exchange Act filings that need to be amended to reflect the restatement.


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      We appreciate your consideration of our response. Please contact me if you have any questions or require any additional information. My direct line here at F5 Networks, Inc. is 206-272-6472 and my email is j.christianson@f5.com.


Sincerely,

/s/Jeffrey A. Christianson
Jeffrey A. Christianson
Sr. Vice President and General Counsel



cc: Christine Davis, Staff Accountant, U.S. Securities & Exchange Commission John McAdam, F5 Networks, Inc.
      John E. Rodriguez, F5 Networks, Inc.
      Greg Davis, F5 Networks, Inc.
      William Bromfield, Esq., DLA Piper US LLP



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